

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2020

Tanya Domier
Chief Executive Officer
Advantage Solutions Inc.
18100 Von Karman Avenue, Suite 100
Irvine, CA 92612

> **Re: Advantage Solutions Inc.**
> **Registration Statement on Form S-1**
> **Filed November 19, 2020**
> **File No. 333-250201**

Dear Ms. Domier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Drew Capurro